EXHIBIT 99.3

Press Conference for Management Discussion on Earnings Release for quarter & year ended March 31, 2005 of Wipro Limited

Present:
Azim Premji, Chairman, Wipro Limited
Vivek Paul, Vice Chairman, Wipro Limited
Suresh Senapaty, CFO, Wipro Limited
Raman Roy, Chairman, Wipro BPO Solutions Limited
Suresh Vaswani, President, Wipro Limited (Infotech Division)
Vineet Agrawal, President, Wipro Limited (Consumer Care and Lighting Division)

Moderator: A warm welcome to the Wipro Campus and to the press conference. We have budgeted about 45 minutes for this press conference and as usual we will start with the address of Mr. Premji and then we will have the question and answer session. I would also request you to stay back after this conference to have tea with us, and I would now request Mr. Premji to give his address.

Azim Premji: Good morning. A warm welcome to the Wipro campus. As you see, some work has started on the Sarjapur Road. You can perhaps report that as your headline.

The detailed results for the quarter ended March 31, 2005, are with you in your press dockets. Let me share with you some of the thoughts on our performance as well as on our prospects.

The results of 2004-05 were satisfying from many perspectives. Our Global IT business grew Revenue in dollar terms by 43%. Growth was broad-based in terms of verticals, geographies and service lines. Our differentiated services such as Technology Infrastructure Services and Testing Services grew ahead of the overall growth rate, as did our Europe geography where we invested early. We improved our client mining as indicated by the substantial increase in the number of customers contributing annual Revenues of over $1 million, $3 million, $10 million and $20 million. We raised the bar on operational efficiency leading to improved price realizations and enhanced proportion of Revenues from Offshore projects, resulting in a far healthier Operating Margin, despite increase in compensation cost, non-cash charge of Restricted Stock Units and a sharply appreciating Rupee.

The process of strategic transformation in our BPO business continues. A key aspect of this transformation, apart from changing the Revenue profile, is tighter integration with our Vertical Businesses. This will help us in not only building domain competency in our BPO business, but also ensure a far superior go to market approach.

Our India, Middle East and Asia Pac IT business recorded Revenue growth of 43% and Operating Profits growth of 32%. Equally importantly, the investments we made in newer service lines and newer geographies in this business have started reflecting in the operating results of that business. Our Consumer Care & Lighting and Fluid Power businesses delivered robust results too.

Prospects for 2005-06 are exciting. Our success in strategy execution in 2004-05 and the tangible results that it has delivered in terms of our operating performance has reinforced our confidence that we are on track to achieve our Vision of global leadership. As customers make increasing demands in terms of integrated solutions and improved cost performance, we are well positioned to meet them based on our unique business model of diversified services coupled with proven benefits for our customers.

We are aware that these future opportunities will also bring in challenges. Managing scale, combating the uncertainties on currency front and executing the strategic transformation in our Business Process Outsourcing business are some of the immediate challenges that we face. Over the past 59 years of our existence, we have encountered many opportunities and challenges in our business. Every single time, we have seized the opportunity and triumphed over the challenges. We see no reason why we should not be able to do it again and again. Thank you very much. We would be very happy to take questions now.

Moderator: Speak into the mike, and we have cordless mikes here.

Media Person: Mr. Premji. First of all congratulations on outstanding numbers for the year, but quarter on quarter the growth has been very muted, less than 6%. In the global IT business it has been just around less than 4%. Your guidance for the first quarter of FY05 has also been very conservative, what is the outlook ahead, what is the road map? Are you seeing increasing pressure in terms of margins as you go ahead, what is the outlook for the corresponding quarters?

Azim Premji: Let me request my colleague, Chief Executive Officer, Wipro Technologies, Vivek Paul, to answer the questions.

Vivek Paul: First up all I would like to stay away from evaluative or qualitative terms like weak, moderate, strong, etc. The numbers are in front of you, they are what they are, so you can attach whatever label you would like with them, but we feel pretty good. We feel pretty good about the fact that on a quarter on quarter basis we grew 8.5% in volume terms. We feel pretty good about the fact that last quarter we talked about the fact that we were seeing technology spending beginning to moderate and frankly feel that as a result of that we were able to anticipate some of the issues and take action, so the joy of anticipation is that if you can plan for it. If you take a look at the expectation that the technology spending would come down, we focused more heavily on existing accounts. As a result, our accounts in every category greater than one million, greater than five million, greater than 10 million, greater than 20 million, all of them rose in number. If you look at our top 10 accounts, our top 10 accounts grew faster than Wipro Technologies average. If you look at our top 50 accounts, 22 of them grew in double digit sequential terms. So we thought that was a very nice kind of broad based growth that we saw.

The second element that I pointed out in terms of the joy of anticipation is that we saw that the R&D spending would moderate. We talked last quarter about the fact that we are going to see semiconductor being a weakness. So on the embedded side we pushed hard, on the computing platforms, we pushed harder on the telecom, and as a result we are able to get a pretty good growth on the technology business as well. So I think all in all we feel pretty good about what we were able to do. In terms of the highlights on the growth side, we saw on the service lines, we saw testing be a very nice piece of our business.

On the geography side, we saw Europe grow at almost double-digit growth rate. I mean, I could easily round it up double digits but I won’t, so it is almost double digits rates, and we saw on the verticals line that our financial services business continues to do really as well as the telecom business. So I think all in all pretty good.

If I was to now take a look at the guidance and talk about that, our guidance has not been inconsistent with the kind of guidance that we have given in the past, and our performance has also been relatively in line with guidance. So our guidance is neither a reading of chicken and trails, nor is it some sort of a secret message we give, it is purely a reflection of what we think is a realistic expectation of the future quarter. That is the way we look at the guidance, that is how we provide it, and again the labels you wish to attach to that are entirely yours to do.

In terms of the outlook for the year on the margin side or outlook for the year on the growth side, as you all know, we do not give guidance for full year on either of those two things. As far as the margin outlook is concerned what we have indicated is that holding aside the effect of foreign exchange we will continue to drive operational efficiencies so that our margins stay flattish. Taking into account the fact that we will have the compensation increases etc.

Media Person: I just wanted to get answers regarding some of your clients like, say for example GM, which is not really coming out with really good results. Do you expect that to have any impact on your future earnings?

Vivek Paul: First of all, we do not comment on any specific customer. We have had in our top ten customer list, customers cycling in and out. We have had customers go through good phases and bad phases that is just the rhythm of business. But as I mentioned earlier if you look at our top ten customer base on a quarter on quarter basis it grew over 9% sequentially.

Media Person: Can you please explain on the changing revenue profile, including the BPO business?

Vivek Paul: On the number of clients accredited, we have had 41 new customers added and that has been across the board. If I look at the IT space it was 24, R&D space was 17. If I look at the US it was 23, Europe was 14, so we had a very nice, and I think, more than we have had in the past, accretion of new customers. On the BPO side, I will invite my colleague Raman to speak about that.

Raman: On the BPO side, we have started doing business with two incremental customers that are new for BPO, but they were existing customers on our technology side. As on March 31, 2005, 9 out of our 24 customers, that is about 38% of our customer base in the BPO business, are customers who are existing customers of our IT business and 13% of our revenue for the quarter came from customers who are also customers on the IT side of the business. We grew the number of processes that we handle for our customers to 88 processes.

Media Person: There is some sophistry this time on the whole business of price realization versus, there is no pressure on pricing but your price realization is down. So could we have some more elaboration exactly what is going on? Is this basically because of higher share of lower margin businesses or is it like say testing as opposed to integrated solutions having higher share, is it the weighted averages issue, could you please explain a bit more on what caused this to happen?

Suresh Senapaty: Actually you are right. I think it is a function of the range of services that we have in terms of the mix as well as the fixed price projects versus time and material. It is a combination of both of these factors whether there has been a movement of the price line. Like I said the billing rates with the customers has not changed. It is only because of the particular mix that particular change has been impacted.

Media Person: Is it the alternation of margins or it is just overall top line and bottom line or both?

Suresh Senapaty: Therefore it also flows through in terms of the operating margin, yes.

Media Person: But this is not as if margins are down, it is just that margins which were overall always lower has a higher share now. I have a question for Mr. Raman Roy about two things: one is apple on apple quarter on quarter what are the attrition rates last quarter Q4 versus Q3? And in plain English, this whole business of strategic transformation, what kind of businesses will you do more and what will you do less?

Raman Roy: Okay, only the second one you want in plain English. This I can give in complicated English. Our attrition for the quarter ended March 31, 2005, was 22.8% of which 9.7% was the attrition during training that is people who did not measure up to the needs or decided to leave while they were in training. The similar number of last quarter was 25.4% which means we had a 2.8% reduction in attrition, and during training number for the last quarter was 10.7%. We see that as an improvement in the mix of the quality of the people that we were hiring, we have improved a little on that. In plain English what the strategic transformation means is that, we are looking at aspects that add more value to our customers. We see transaction processing or non-voice business as something that is more dear to the customers that is more important for them that requires greater competency and capability, and has a long-term traction. And what we are re-architecting our business is to cater to those needs of the customer. This is in response to what the customers’ feel that brings in greater value to them, and we are architecting the fulfillment needs of being able to offer them technology services, platform services, integration services and now with this transformation fulfillment services as a single point from Wipro.

Media Person: Now that you mentioned, all the technological components, does that mean the processes themselves will have more of technological domain knowledge as opposed to more of accounting and English language kind of skills, is that correct?

Raman Roy: Not necessarily, you may still do a vendor payable process that requires skills in accounting or you may do a receivable process, so that still requires process knowledge, but the platforms they run on is a demonstrated competency and capability that we have within Wipro, of integrating those systems or making them speak to the legacy systems. The fulfillment on those platforms is what this transformation will bring.

Media Person: Okay, one small question on Spectramind perhaps for Mr. Premji because we want to know what is the logic behind the integration of Spectramind into Wipro right now as a corporate restructuring, what is the need? In accounting terms, I think Spectramind no longer is going to be a subsidiary. I wanted to know the parameters of the integration and the logic behind it?

Suresh Senapaty: First of all the name of the company has been changed to Wipro BPO, and we have taken the board approval and therefore we will go to the shareholders as well as the high court of Karnataka for a merger. The reason we are doing that is I think the way interchangeability, the way integration, the way the commonality of the facilities etc., etc. that is happening that becomes much more easier when the whole thing folds into one entity as opposed to two multiple entities.

Raman Roy: If I may just add to that, as I said earlier, 38% of our business today, 38% of the customers today are customers where we do IT work. They want to get a single invoice; they want to see a single face. They want to see one aspect of that relationship. So while we have been able to bring that one aspect of relationship working practically as a division of Wipro, the legal aspects of being able to offer single invoice and all those aspects have to be taken care of. These are the administrative aspects that will become easier as we merge.

Media Person: Vivek, would you expand on what you said before about the macro IT environment, so I just wanted to know what are you feeling. Last quarter you said that there is a slight downturn in the IT spending. Do you see any reasons to change your view on that? Does the news that is flowing out of the US and other global economies make you more pessimistic about the year going ahead?

Vivek Paul: No, I think there still will be growth. I think it will be more moderate than it was last year, so there is really no change versus what we call last quarter.

Media Person: How do you see the movement of rupee this year, Vivek?

Vivek Paul: That is really tough one to call. You think rupee is stabilizing, then you wake up in the morning and you read that Greenspan made some comment about China re-valuing and all of a sudden the exchange market go hay wire. The reality is that if you look at it on a pure analytical basis, if you look at the real exchange rate, real effective exchange rate on a purchasing power parity basis, the rupee is not very far from where it should be. But again how trade flows affect that is anybody’s call.

Media Person: What is the benchmark value that you have?

Azim Premji: We do not have a benchmark value. The rupee will go up, the rupee will go down, and the rupee will go steady.

Vivek Paul: We can not call the rupee-dollar exchange in a particular manner. The reason why we are hedging forward is exactly that. As of March 31, 2005, we have about 500 million dollars of hedges outside of what has been assigned to the existing outstandings on the balance sheet as of March 31, 2005.

Azim Premji: We have customers, we have a plan, and we have expectations of cost increases, cost decreases. Our job is to mitigate the amount of uncertainty that is there in exchange fluctuations and that is how we determine foreign exchange policy in terms of what we hedge, when we hedge, and how much we hedge.

Media Person: How has the India business grown?

Suresh Vaswani: A lot of good things have happened in our domestic business last year. We have gone past the 1000 crore mark and we are 1400 crores this year. So Wipro Infotech crosses a 1000 crore mark. We have gone past the 100 crore mark in terms of profit, so we are at a 105 crores in terms of profit. We have had a great year. Our year on year growth is 43%. Operating margin growth is 32%. We have grown both in the products and the services business, so the product business has grown 40%, services business has grown 40%, and the Asia Pac and Middle East business has grown 85%. We have also been rated as the number one partner for Sun in all of South Asia and the number one partner for Cisco for whom we do a lot of network integration in all of south India, so all in all it has been a great year in the domestic market.

Media Person: Two questions, Vivek, could you also comment on year on year basis about your margins and your volumes growth. How has it been vis-a-vis the last financial year? And secondly, we are told that lot of companies in the US in the Q4 they spent a lot of time adhering to lot of compliance issues and stuff like that. Now, do you see the impact of that whole thing in terms of spending and going forward for your Q1 revenue, is that going to have some kind of an impact?

Vivek Paul: Let me first start, with year on year comparison. Our earnings before income taxes for the global services business grew 68%, so that was a pretty healthy clip. Our operating margin in percentage terms increased by 4.5 points so that was also pretty healthy. In terms of compliance related issues we see that as being more accounts specific than industry general. I think that you know certainly every company has to comply with Sarbanes-Oxley, new IP or new security regulations, etc., etc.But I think that we have been fortunate that in the accounts that we serve we have either been able to make up elsewhere or it has not affected us to a great degree.

Media Person: Mr. Premji, are you happy with the Bangalore infrastructure.

Azim Premji: No comments.

Media Person: Mr. Senapaty, I just wanted to get an idea — what is the idea behind having the bonus shares as, what are you trying to achieve through this. Is it to impart more liquidity to the market?

Suresh Senapathy: Absolutely, you are right. I think we did that last year in terms of 2:1 and this time also we did so that overall it increases the number of shares, and therefore brings down the per unit price in terms. Therefore the ability for many people to be able to enter Wipro becomes that much better. So it is to overall increase the liquidity that is right.

Media Person: Follow-up on this is, will you do some of the share conversion that some of your peers are doing in India? The share conversion, ADR conversion.

Suresh Senapathy: No, we have not taken any decision to that effect as yet.

Media Person: Just wanted to get an idea . Are you seeing any niche services or streams where you can offer some services, where you can grow your business rapidly, which may not necessarily be very feasible for your larger competitors in the global IT services businesses. Also in terms of the value chain, is there a clear direction that you have chosen whether you are planning to offer end to end services, or whether you would want to partner in some, and build up capabilities in some others?

Vivek Paul: I think that there is really nothing that is completely defensible, in other words, there is nothing you do that nobody else could possibly do in the services business. So your advantage comes not from the uniqueness but by your earliness, by being the first to move. I think that there we have had a great track record. We were the first ones to go after the package implementation business, first ones to go after the infrastructure services, and now testing which we segregated as a service line just a couple of quarters ago, has given us a real boost on growth this quarter. So I think that it is not that you have a infinitely defensible service line, it is that you have the early mover advantage. We plan to continue to focus on that early mover advantage. What was the second part of your question again?

Media Person: In terms of offering end-to-end services or whether you are planning to build up capabilities in some very specific ones and then form alliances, and who are these potential alliances?

Vivek Paul: So our goal is that we should be able to have our service lines, primarily internally generated, not so much through alliances, that covers a full range of what a customer buys. But we have to recognize that some customers will buy from the menu and some customers will buy a ‘Thali’ (Indian system of serving according to a standard menu), and we should be able to sell both.

Media Person: Does that mean there is no one clear direction that you are choosing, it is an either or not situation...

Vivek Paul: Flexibility. Flexibility and being among the first to move.

Media Person: So how would you actually build these capabilities?

Vivek Paul: It is a pretty long question, long answer. But basically the way you do is, you first do a scan in terms of what are the areas that you think might be interesting. Then you build a center of excellence, then you build capability, then you start marketing it to customers, then you propagate that success story to other customers, then you roll it out on a global basis, and then you accretion more customers...

Media Person: So acquisitions and so on would still be on your agenda.

Vivek Paul: Yes, acquisitions, as we maintained from the very beginning, is not an alternative to organic growth. So organic growth has to be the baseline, and if acquisitions can be an acceleration factor, we will do them, but never because we do not know how to do a particular business, because if we went with that altitude whatever we buy we will never be able to manage.

Media Person: I wanted to number on the year on year net addition of employees, both in the IT and the BPO business, as well as the kind of salary hikes that was factored in both the businesses offshore and onsite?

Vivek Paul: For this year, coming year?

Media Person: The year that has gone by in terms of net additions and the salary hikes.

Suresh Senapaty: In Wipro BPO the net additions for the whole financial year was 6373 people, and in the IT services was 6982 people. Was there any other question there?

Media Person: In terms of salary hikes, what kind of an impact was seen in offshore and onsite in terms of percentage hikes across the year.

Suresh Senapaty: But that was the thing of the past in the sense that in the quarter ending December there were compensation increases given in the offshore in the IT services. Actually it was in September, October, and November and it was ranging between 12 to 17% depending upon various grades.

Media Person: And going forward in the coming financial year...

Suresh Senapaty: You know, the way to get about cost management or manpower cost management is the function of how much price increase you give as well as how do you manage the mix of people in terms of experience versus non experience because with the period of time, we have found that the cost differences for less experienced person versus more experienced person is significantly different. So you keep on managing that mix as well as the price increases. The combination of this is what you finally manage because given the revenue line you have, that is how it has to be managed. So it is a combination of all factors. As of now, only thing we can say is that the compensation increase was given in the quarter ending December. There is no such decision taken as to when we would give the next one. Typically we give once a year, but there have been occasions where it has been given in 15 months, 18 months, and 21 months gaps.

Media Person: The Chinese premier was here, and he sought Indian investment, IT investment in China, and you also gave a statement in Calcutta, I remember, that you know, China is a threat to India kind of a thing. How do you look at it?

Azim Premji: China is a threat in global competition for everything, and I think the more you overestimate that the less you have complacency in the Indian industry, the less you have complacency in your own company. They are aggressive competitors in the global market in everything.

Media Person: Mr. Paul, just wanted some details about the consulting business. Has the consulting business grown, and how much has it helped the other business grow, and have you also got clients who have not been your IT services clients?

Vivek Paul: We have a sort of separate elements in the organization; we have a quality consulting organization, we have an organization that does pure consulting, we also have embedded consultants in all of our business units. In aggregate that number comes to about a 70 million dollar a year. So we do a fair amount of consulting, and particular reason why we have embedded a lot of them in the business units is because they drive a lot of follow through revenue.

Media Person: Is it a good idea that the 100 Chinese engineering students will come and get trained in one of our premier companies and some of China’s scientists will come and get trained in IISC? Speaking in general for the IT industry...

Azim Premji: Is that a good idea or a bad idea?

Media Person: Is it a good idea, I am asking you...

Azim Premji:I think you should ask the companies who are doing that. It is a point of view, we are not doing that.

Media Person: Speaking of IT industry in general, is that a good idea?

Azim Premji: I do not have views strongly one way or the other that is really an honest answer. It depends upon what your objectives are.

Vivek Paul: The reality is that the planet is a very small place, and so you have to learn to live with people that you collaborate with, compete with, and sell to, and buy from all the time. And so there is no, good-guy bad-guy relationships left anymore. In that context though, in some sense, you learn more about each other through whatever process you can, because eventually the only thing that is sustainable is the competitive advantage and how well you execute, because everything else is learnable.

Media Person: I just wanted to push you once again on the margin outlook. If you can give at least in terms of whether it is going in the south or north direction....The second question is about the telecom service providers business, it is going through a wave of consolidation in the US, is that going to have an impact on sales?

Suresh Senapaty: just to repeat what we said — but for the exchange, the margin for the current quarter is likely to be flattish.

Vivek Paul: So in the range from Kashmir to Kanyakumari, (northern and southern tips of India), we will be in Bhopal. The outlook we have given takes into account all the account ups and downs. The reality is, as I mentioned earlier, accounts have their own rhythms. If you have a diversified portfolio, you have the ability to balance those out.

Azim Premji:I request my colleague Vineet Agarwal to tell us a little bit about the year gone by and the future vis-a-vis our Consumer Care and Lighting business. It has had a exceptionally good year.

Vineet Agarwal: This year, the Consumer Care and Lighting business grew by about 29% on top line, which is reasonably good because the industry is growing more like 4 to 5%. We have had good successes in Santoor, which has grown by about 24% in value terms, by 22% in volume terms, again in a category which is growing at a flat and 2% growth. Our commercial institution business has also grown well at about 38% — this is a lighting business which we supply to offices, streetlights, stadiums, etc., and that has grown by about 38%. We had a successful launch of modular furniture for offices wherein we started in Bangalore and we have got now about 30 non-Wipro customers. We placed close to about 10000 workstations in and around Bangalore.

Media Person: You have mentioned that despite the increased cost due to wages and other things going up, you mentioned that you had managed to keep the margins high because of the operational efficiencies. Could you give an idea what these are — the operational efficiencies. Did they involve a lot of technology, or was it more managerial expertise.

Vivek Paul: Basically, the operational efficiencies come down to three factors that have really helped us. One has been the utilization improvement. The second has been doing more work offshore, and the third has been that even though salary costs have gone up, by being able to balance the mix of people who execute a particular project towards more of the new hires, which are primarily more juniors and freshers, the average cost to the company of an average employee has actually come down in Q4 of this year versus Q4 of last year despite the increase in salary.

Azim Premji: Are there more questions? Well, if there are no more questions, we will end here. Thank you very much.